SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.    )*

EnviroStar, Inc.
(Name of Issuer)

Common Stock, par value $0.025
(Title of Class of Securities)

262432107
(CUSIP Number)

Lloyd Frank, Esq.
Troutman Sanders LLP
405 Lexington Avenue
New York, New York 10174
212-704-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 6, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 262432-10-7	Page 2 of 13

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Robert M. Steiner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,009,548
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,009,548(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN
____________________________
(1)  The 1,009,548 shares owned by the Reporting Person are subject to a Stockholders’ Agreement under which the Reporting Person’s brother has sole voting power over such shares.

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Item 1    Security and Issuer

The Statement relates to shares of Common Stock, par value $0.025 per share (“Common Stock”), of EnviroStar, Inc., a Delaware corporation (the “Issuer” or the “Company”).  The principal executive office of the Issuer is located at 290 N.E. 68 Street, Miami, Florida 33138.

Item 2    Identity and Background

The Statement is being filed by Robert M. Steiner (the “Reporting Person”).  The Reporting Person is a commercial artist and art publisher with an address at Steiner Prints, 315 Cornwall Street, San Francisco, California 94118.  The reporting person is a United States citizen.

During the last five years the reporting person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3    Source and Amount of Funds or Other Consideration.

As more fully described in Item 5 hereof, the shares of Common Stock of the Issuer as to which the Reporting Person has beneficial ownership, as defined in Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), were acquired as a gift.

Item 4    Purpose of Transaction.

Except for possible acquisitions or dispositions of shares of Common Stock depending on general market and economic conditions and other relevant factors, the Reporting Person has no plans or proposals which relate to or would result in: (a) the acquisition by the Reporting Person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

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Item 5	Interest in Securities of the Issuer

(a) and (b)                      As of March 14, 2012, the Reporting Person was the beneficial owner of the following shares of the Issuer’s Common Stock:

Amount Beneficially Owned(1):	1,009,548
Percent of Class	14.4%
Sole Voting Power(1)	0
Shared Voting Power	0
Sole Dispositive Power	1,009,548
Shared Dispositive Power	0

__________________________
(1)      The 1,009,548 shares owned by the Reporting Person are subject to the Stockholders’ Agreement dated October 13, 2011, as amended, described in Item 6 of this Statement, under which the Reporting Person’s brother has sole voting power over such shares.

(c)           There were no transactions by the Reporting Person in the Issuer’s Common Stock during the last 60 days, except that, on March 6, 2012, the Reporting Person received a gift of 1,009,548 shares of Common Stock from the William K. Steiner Revocable Trust.  William K. Steiner is the father of the Reporting Person

(d)           No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by the Reporting Person.

(e)           Not applicable.

Item 6	Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer

Pursuant to a Stockholders’ Agreement, dated October 13, 2011, as amended (the “Stockholders’ Agreement”), except to the extent otherwise agreed from time to time by the owners of a majority of the 2,019,097 shares that had been owned by the William K. Steiner Revocable Trust, (1,009,548 of which are now owned by the Reporting Person and 1,009,549 are now owned by Michael S. Steiner, the Reporting Person’s brother who is President, Chief Executive Officer and a director of the Company), on the one hand, and by the owners of the remaining 2,019,097 shares currently owned by Michael S. Steiner that were not acquired from the William K. Steiner Revocable Trust, on the other hand, an aggregate of 4,038,194 (57.4%) of the Company’s outstanding shares of Common Stock (the “Shares”), consisting of 1,009,548 shares owned of record by the Reporting Person and 3,028,646 shares owned by Michael S. Steiner, are to be voted on all matters in such manner as may be determined by Michael S. Steiner.  Should the term of office of any director of the Company expire, or should any director resign, determine not to seek re-election to the Company’s Board of Directors (the “Board”), be removed from office, die, become incapacitated or otherwise cease to serve on the Board, and should such director not be replaced by the Board with a designee recommended to the Board by Michael S. Steiner, the owners of the Shares are to take all such action as may be permitted

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under the Company’s Certificate of Incorporation, By-laws and laws of the Company’s state of incorporation to promptly call a special or other meeting of stockholders of the Company and vote, or execute a written consent, to elect, as the successor to such former director, a person designated by Michael S. Steiner.  The Stockholders’ Agreement is to terminate on the earlier to occur of (i) the date agreed to in writing by the owners of a majority of the shares that had been owned by the William K. Steiner Revocable Trust, on the one hand, and the owners of a majority of the shares owned by Michael S. Steiner that were not acquired from the William K. Steiner Revocable Trust, on the other hand, and (ii) the liquidation of the Company or the Company’s merger with, or sale of substantially all of its assets to, or another change in control transaction with, another entity that is approved by Michael S. Steiner, following which transaction or series of transactions the shares of common stock held by stockholders of the Company immediately prior to the first of such transactions do not represent more than 50% of the outstanding voting power of the resulting entity at the effective date of the last of such transactions.

The foregoing is a summary of the Stockholder’s Agreement, as amended, and is qualified in its entirety by reference thereto, a copy of which is filed as Exhibits 1(a) and 1(b) to this Statement.

Item 7	Material to be Filed as Exhibits

Exhibit 1(a)	Stockholders’ Agreement dated as of October 13, 2011 between the co-trustees of the William K. Steiner Revocable Trust, including the Reporting Person, and Michael S. Steiner. (1)

Exhibit 1(b)	Amendment to and Joinder in the Stockholders’ Agreement entered into on March , 2010 by the Reporting Person and Michael S. Steiner.(1)

__________________________
(1)    Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Robert M. Steiner
Dated: March 14, 2012	Robert M. Steiner

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EXHIBIT INDEX

Exhibit No.                           Description

Exhibit 1(a)	Stockholders’ Agreement dated as of October 13, 2011 between the co-trustees of the William K. Steiner Revocable Trust, including the Reporting Person, and Michael S. Steiner. (1)

Exhibit 1(b)	Amendment to and Joinder in the Stockholders’ Agreement entered into on March , 2010 by the Reporting Person and Michael S. Steiner.(1)

______________________
(1)   Filed herewith.

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Exhibit 1(a)
STOCKHOLDERS’ AGREEMENT

This Stockholders’ Agreement (as it may be supplemented, modified, amended or restated from time to time, this “Agreement”) is made as of October 13, 2011 by and among William K. Steiner, Sheila S. Steiner and Michael S. Steiner, not individually but as co-trustees of the William K. Steiner Revocable Trust dated December 22, 2006 (the “William Steiner Trust” and, together with any transferee to whom Shares, as hereinafter defined, presently owned by the William Steiner Trust are initially or subsequently transferred, collectively, the “William Steiner Trust Stockholders”) and Michael S. Steiner, individually (“Michael Steiner” and together with any transferee to whom Shares presently owned by Michael Steiner are initially or subsequently transferred, collectively, the “Michael Steiner Stockholders”).  Each of the William Steiner Trust Stockholders and Michael Steiner Stockholders are referred to as a “Stockholder” and collectively referred to as the “Stockholders”.

WHEREAS, the William Steiner Trust and Michael Steiner are each the owner of record of 2,019,097 shares (collectively the “Shares”) of Common Stock, par value of $.025 per share, of EnviroStar, Inc., a Delaware corporation (the “Company”);

WHEREAS, the parties and certain prior stockholders were parties to a prior Stockholder’s Agreement, as amended;

WHEREAS, such other parties have sold their shares in the Company and the Stockholders wish to continue their prior understanding enabling the Company to retain its status as a “controlled company” under the rules of the NYSE Amex; and

WHEREAS, the Stockholders believe it is in their mutual best interests to vote the Shares in the manner set forth in this Agreement and to effectuate the purposes of this Agreement;

NOW, THEREFORE, in consideration of the premises and the mutual representations, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Stockholders hereby agree as follows:

1.   Agreement to Vote.  Except to the extent otherwise agreed from time to time by each of the owners of a majority of the Shares owned by the William Steiner Trust Stockholders and by Michael Steiner, the Stockholders agree to vote (in person or by proxy), with respect to all matters that may come before all meetings of the stockholders of the Company however called, and with regard to all actions to be taken by written consent of the stockholders of the Company, at any time during the term of this Agreement, all of their Shares in such manner as may be determined by Michael Steiner.  Should the term of office of any director of the Company expire, or should any director resign, determine not to seek re-election to the Board, be removed from office, die, become incapacitated or otherwise cease to serve on the Board, and should such designee not be replaced by the Board with a designee recommended to the Board by Michael Steiner, the Stockholders agree to take all such action as may be permitted under the Company’s Certificate of Incorporation, By-laws and laws of the Company’s state of incorporation to promptly call a special or other meeting of stockholders of the Company and vote, or execute a written consent, to elect as the successor to such former director, a person designated by Michael Steiner.

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The right to determine the vote of the Shares is a right and not an obligation.

For avoidance of doubt, it is agreed and understood that any shares of Common Stock of the Company (other than the Shares) which a Stockholder owns (or may in the future acquire) of record or in street name shall not (unless agreed to in writing by the Stockholder to be charged) be subject to this Agreement.  However, any voting securities that may result from a split, combination or reclassification of the Shares shall be deemed “Shares” and shall be subject to this Agreement as “Shares.”

2.   Stockholders’ Representations.  Each Stockholder represents and warrants  that: (a) the Stockholder is the sole record and beneficial owner, with sole voting power, of the Shares reflected in the first preamble to this Agreement as owned by such Stockholder; (b) the Stockholder possesses full power and authority to enter into this Agreement and carry out such Stockholder’s obligations under this Agreement; (c) the execution and delivery of this Agreement does not, and carrying out such Stockholder’s obligations under this Agreement will not, conflict with or result in the violation of any agreement, judgment, decree, law or regulation applicable to the Stockholder; and (d) other than this Agreement, there are no outstanding rights or obligations granted by the Stockholder relating to the ownership, voting or disposition of any of the Shares.

3.   Legend on Shares.  The stock certificates evidencing Shares shall, so long as this Agreement pertains thereto, bear the following legend:

“The shares represented by this certificate are subject to the terms and conditions of a Stockholders Agreement dated as of October 13, 2011 by and among certain stockholders of the Company, a copy of which is on file at the principal office of the Company.”

4.   Term.  This Agreement shall become effective upon its execution by all initial parties hereto (the “Effective Date”) and shall terminate on the earliest to occur of: (i) the date agreed to in writing by the owners of record of a majority of the Shares owned by the William Steiner Trust Stockholders, on the one hand, and the owners of a majority of the Shares owned by the Michael Steiner Stockholders, on the other hand, (ii) the liquidation of the Company or the Company’s merger with, or sale of substantially all of its assets to, or another change in control transaction with, another entity that is approved by Michael Steiner, following which transaction or series of transactions the shares of Common Stock of the Company held by stockholders of the Company immediately prior to the first of such transactions do not own more than 50% of the outstanding voting power of the resulting entity at the effective date of the last of such transactions or (iii) the death or physical or mental disability of Michael Steiner which renders him substantially incapable of performing his normal duties as President and Chief Executive Officer of the Company.  If Michael Steiner disagrees as to whether he is disabled, such dispute shall be resolved as provided in Section 7 below and this Agreement shall remain in full force and effect until a final non-appealable judgment determining him to be so disabled is rendered.

5.   Availability of Equitable Remedies.  The Stockholders acknowledge that a breach of the provisions of this Agreement by any Stockholder would cause irrevocable injury to the other Stockholders and could not adequately be compensated by money damages.  Accordingly, a Stockholder shall be entitled, in addition to any other right or remedy available to

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such Stockholder, to an injunction restraining a breach or a threatened breach of this Agreement and to specific performance of such provision of this Agreement, in either case without bond or other security, and the other Stockholders will not take any action, directly or indirectly, in opposition to the moving party seeking such relief on the grounds that any other remedy or relief is available at law or in equity.

6.   Stockholders Bound.  The Shares may be transferred (including as a result of the death of a Stockholder) only upon first obtaining an agreement in writing from each transferee to be bound by all of the terms and provisions of this Agreement with the same force and effect as if such transferee were a “Stockholder” (and such transferee shall then be considered, for all purposes of this Agreement, a “Stockholder” and member of the group of Stockholders from which such transferee received the transferred Shares or interest therein).  This Agreement shall inure to the benefit of, and be binding upon, the Stockholders and their respective heirs, personal representatives, successors and permitted assigns.

7.   Governing Law, Consent to Service of Process, etc.  This Agreement shall be governed and interpreted in accordance with the laws of the Company’s state of incorporation, without regard to the conflict of laws principles thereof that would defer to the laws of another jurisdiction or the actual domiciles of any Stockholder).

Each Stockholder hereby consents and agrees that the Circuit Court of the State of Florida for the County of Miami-Dade and the United States District Court for the Southern District of Florida each shall have personal jurisdiction and proper venue with respect to any dispute under this Agreement.  No Stockholder shall raise, and each Stockholder hereby expressly waives, any objection or defense to any such jurisdiction and venue as an inconvenient forum.  Each Stockholder further agrees that any action or proceeding brought under this Agreement shall be brought only in the Circuit Court of the State of Florida for the County of Miami-Dade or the United States District Court for the Southern District of Florida.  Each Stockholder hereby waives personal service of any summons, complaint or other process, which may be delivered by any of the means permitted for notices under this Agreement.

In any action, suit or proceeding in any jurisdiction brought with respect to this Agreement, each Stockholder waives trial by jury.

8.   Notices.  All notices, requests, demands and other communications which are required to be or which may be given under this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person, the scheduled business day of delivery if sent by Express Mail, Federal Express, other overnight delivery service or five business days after mailed if mailed by certified or registered first class mail return receipt requested, in any such case with delivery charges prepaid, to the Stockholder to whom the same is so given or made, at the following address (or such other address as shall be provided by notice given in accordance with this Section 8 by the Stockholder whose address is to be changed):

c/o Steiner-Atlantic Corp.
290 N.E. 68th Street
Miami, Florida  33138-5567

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9.   Miscellaneous.

 (a)           Amendments.  This Agreement and any term hereof may not be amended, changed, discharged or terminated except by an instrument in writing signed by the owners of a majority of the Shares owned by the William Steiner Trust Stockholders and a majority of the Shares owned by the Michael Steiner Stockholders.

(b)           Waivers.  The failure of a Stockholder to insist upon strict adherence to any term or provision of this Agreement on any occasion shall not be considered a waiver, or deprive the Stockholder of the right thereafter to insist upon strict adherence to that term or provision or any other term or provision of this Agreement.  Any waiver must be in writing and be duly executed by the Stockholder to be charged.

(c)           Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(d)           Headings.  The headings in this Agreement are for purposes of reference only and shall not be considered in construing this Agreement.

(e)           Entire Agreement.  This Agreement contains the entire understanding of the Stockholders respecting the subject matter hereof, and supersedes all prior discussions and understandings of the Stockholders respecting the subject matter hereof.

(f)           Severability.  If any provision of this Agreement or the application of any provision to any person, entity or trust or circumstance shall be held invalid, the remainder of this Agreement, or the application of that provision to persons, entities or trusts or circumstances other than those which it is held invalid, shall not be affected thereby.

IN WITNESS WHEREOF, the Stockholders have executed and delivered this Agreement.

/s/ William K. Steiner	/s/ Michael S. Steiner
William K. Steiner, in his capacity as co-trustee of the William K. Steiner Revocable Trust dated December 22, 2006	Michael S. Steiner, individually

/s/ Sheila S. Steiner
Sheila S. Steiner, in her capacity as co-trustee of the William K. Steiner Revocable Trust dated December 22, 2006

/s/ Michael S. Steiner
Michael S. Steiner, in his capacity as co-trustee of the William K. Steiner Revocable Trust dated December 22, 2006

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Exhibit 1(b)
AMENDMENT TO AND
JOINDER IN
STOCKHOLDERS’ AGREEMENT

THIS AMENDMENT AND JOINDER (collectively, this “Joinder”), effective on the date of the gifts by the William Steiner Trust (as defined below) contemplated herein (for purposes of this Amendment and Joinder, the “Effective Date”), is by Robert M. Steiner (“Robert Steiner”) and Michael S. Steiner (“Michael Steiner”) with respect to the Stockholders’ Agreement (as amended hereby, the “Stockholders’ Agreement”) dated as of October 13, 2011 by and among William K. Steiner, Sheila S. Steiner and Michael S. Steiner, not individually but as co-trustees of the William K. Steiner Revocable Trust dated December 22, 2006 (the “William Steiner Trust,” together with any transferee (including, commencing on the Effective Date, Robert Steiner and Michael Steiner as to Shares, as defined in the Stockholders Agreement, that are being transferred to them by the William Steiner Trust) to whom any Shares presently owned by the William Steiner Trust are subsequently transferred (collectively, the “William Steiner Trust Stockholders”) and Michael S. Steiner, individually (together with any transferee to whom Shares presently owned by Michael Steiner (that are not acquired from the William Steiner Trust) are subsequently transferred, collectively, the “Michael Steiner Stockholders”).  Each of the William Steiner Trust Stockholders and Michael Steiner Stockholders are referred to as a “Stockholder” and collectively as the “Stockholders”.

WHEREAS, the William Steiner Trust and Michael Steiner entered into the Stockholders’ Agreement regarding the voting of the shares of Common Stock, par value of $.025 per share, of EnviroStar, Inc., a Delaware corporation (the “Company”), then owned of record by them (the “Shares”); and

WHEREAS, pursuant to the Stockholders’ Agreement, transferees of Shares are required to become bound by the terms and provisions of the Stockholders’ Agreement as a condition to any transfer to them of Shares; and

WHEREAS, the trustees of the William Steiner Trust are contemplating transferring 1,009,548 of the Shares owned by the William Steiner Trust to Robert Steiner and 1,009,549 of the Shares owned by the William Steiner Trust to Michael Steiner; and

NOW, THEREFORE, in consideration of the mutual agreements of the parties contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.           Definitions.  Capitalized terms used, but not defined herein, shall have the meaning ascribed to them in the Stockholders Agreement.

2.           Agreement to be Bound.  Effective on the Effective Date:

  (a)           Robert Steiner (i) joins and becomes a party to the Stockholders’ Agreement and shall be fully bound by, and subject to, all of the terms and provisions of the Stockholders’ Agreement, as amended hereby, as to the 1,009,548 Shares being transferred by him by the William Steiner Trust, (ii) shall be entitled to all of the benefits of the Stockholders’

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Agreement as a William Steiner Trust Stockholder and (iii) shall be deemed a William Steiner Trust Stockholder for all purposes of the Stockholders’ Agreement; and

  (b)           In addition to being a party to the Stockholders’ Agreement as a Michael Steiner Stockholder, Michael S. Steiner (i) joins and becomes a party to the Stockholders’ Agreement and shall be fully bound by, and subject to, all of the terms and provisions of the Stockholders’ Agreement, as amended hereby, as a William Steiner Trust Stockholder with respect to the 1,009,549 Shares being transferred to him by the William Steiner Trust, (ii) shall be entitled to all of the benefits of the Stockholders’ Agreement as a William Steiner Trust Stockholder with respect to such 1,009,549 Shares and (iii) shall be deemed a William Steiner Trust Stockholder for all purposes of the Stockholders’ Agreement with respect to such 1,009,549 Shares.

3.           Amendment.  Effective on the Effective Date, the word “and” is added at the end of clause (i) of Section 4 of the Stockholders’ Agreement, and clause (iii) and the last sentence of Section 4 of the Stockholders’ Agreement are deleted.

4.           Notices.  Pursuant to Section 8 of the Stockholders’ Agreement, Robert Steiner hereby directs that notices to him under the Stockholders’ Agreement be given to him at the following address:

Robert M. Steiner
359 29th Avenue
San Francisco, CA  94121

5.           No Other Modification.  Except as set forth in this Joinder, the Stockholders’ Agreement shall continue in full force and effect.

6.           Successors and Assigns.  This Joinder shall be binding upon, and shall inure to the benefit of and be enforceable by, the parties hereto and their permitted successors, assigns and transferees of Shares.

7.           Governing Law.  This Joinder shall be governed by the laws of the State of Delaware, without regard to the conflict of laws principles thereof that would defer to the laws of another jurisdiction or the actual domiciles of the parties hereto.

8.           Headings.  The headings in this Joinder are for purposes of reference only and shall not be considered in construing this Joinder.

9.           Counterparts.  This Joinder may be executed in one or more counterparts (it being understood that the parties need not sign the same counterpart), each of which counterparts shall be considered one and the same agreement and, subject to each party delivering a counterpart to the other party within five business days of the first execution hereof, this Joinder shall be effective as of the Effective Date.  Each counterpart may be delivered to the other party by telecopy or PDF electronic delivery, which shall have the same legal effect as the delivery of originals.

[signatures on the following page]

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IN WITNESS WHEREOF, the undersigned has executed this Joinder on the date written below.

/s/ Robert M. Steiner
Date: 3/6/12	Robert M. Steiner
/s/ Michael S. Steiner
Date: 3/6/12	Michael S. Steiner